Exhibit 107

EX-FILING FEES

Calculation of Filing Fee Tables

FORM S-4
(Form Type)

SPK Acquisition Corp.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Share	Maximum Aggregate Offering Price (2)	Fee Rate	Amount of Registration Fee
Fees to Be Paid	Equity	Shares of common stock, $0.0001 par value per share	457(f)	45,000,000(1)	$55.50 per million	$1,053.93	$0.0000927	$0.10

	Total Offering Amounts
	Net Fee Due							$0.10

(1)	Based on the maximum number of shares of common stock, $0.0001 par value per share (“Common Stock”), of the registrant issuable upon a business combination (the “Business Combination”) involving SPK Acquisition Corp. (“SPK”) and Varian Biopharmaceuticals, Inc. (“Varian Bio”). This number is based on the 31,617,920 shares of Common Stock issuable as consideration in connection with the Business Combination to holders of common stock of Varian Bio and the holders of rights to acquire common stock of Varian Bio under any Varian Bio equity incentive plan. Pursuant to Rule 416(a) of Securities Act of 1933, as amended (the “Securities Act”), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f)(2) of the Securities Act. Varian Bio, a Delaware corporation, is a private company, no market exists for its securities, and Varian Bio has an accumulated deficit. Therefore, the proposed maximum aggregate offering price is one-third of the aggregate par value of the Varian Bio securities expected to be exchanged in the Business Combination, including Varian Bio securities issuable upon the exercise of options.